[REN CORPORATION--USA LETTERHEAD]

                                                              September 19, 1995

To Our Shareholders:

    We are pleased to inform you that on September 12, 1995, REN Corporation--USA (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gambro AB ("Gambro"), Gambro's wholly owned subsidiary COBE Laboratories, Inc. ("COBE") and REN Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of COBE, pursuant to which Purchaser has today commenced a tender offer to purchase all of the outstanding shares of the Company's common stock, no par value (the "Shares"), at a cash price of $20.00 per Share (the "Offer"). The Offer is conditioned upon the tender of at least a majority of the Shares held by shareholders other than Gambro, COBE, Purchaser or any of their affiliates. Subject to fulfillment of the condition that Purchaser purchase all Shares validly tendered in the Offer and certain other conditions, the Merger Agreement provides that the Offer will be followed by a merger (the "Merger") in which those Shares that are not acquired in the Offer will be converted into the right to receive $20.00 per share in cash.

    The Board of Directors of the Company, acting upon the unanimous recommendation of a special committee of independent directors (the "Special Committee"), has unanimously approved and consented to the Offer and has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of the outstanding Shares. The Board of Directors has reached these conclusions after consideration of the terms of the Merger Agreement, the unanimous recommendation of the Special Committee, the opinion of Alex. Brown & Sons Incorporated (the independent financial advisor to the Special Committee) dated as of September 12, 1995, that the consideration to be received by the shareholders of the Company other than Gambro, COBE, Purchaser and their affiliates pursuant to the Merger Agreement was fair from a financial point of view to such shareholders as of the date of the opinion and the other factors described in the attached Schedule 14D-9 filed today by the Company with the Securities and Exchange Commission.

    Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase of the Purchaser, dated September 19, 1995, together with related materials including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully in making your decision whether to tender your shares to Purchaser.

                                          Very truly yours,

                                          Lawrence J. Centella
                                          President and Chief Executive Officer